EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

April 6, 2011	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

AVINO SELLS FIRST 200 TONNES OF CONCENTRATE FROM SAN GONZALO BULK SAMPLE PROGRAM

Avino Silver and Gold Mines Ltd has completed the sale of 200 tonnes of bulk concentrate produced from their bulk sampling program to MRI Trading AG. Three truckloads have already been shipped to the TMC warehouse in Manzanillo with the remaining truckloads to follow this week. The concentrate grades approximately 12kg/t silver and 30g/t gold.

Completion of the 10,000 tonne bulk sampling is expected in early April and the final figures of feed grade, metallurgy and smelter returns will be compiled for analysis. A commercial production decision will be made pending the outcome of this economic analysis.  Mining and milling operations will continue during the economic analysis process.

The proposed in house mine plan options are currently undergoing review. The aim is to select the most cost effective plan to mine the entire San Gonzalo orebody and to provide a sustained mill production rate of 250 tonnes per day.  A development schedule together with the selected mining method will be made once the review has been completed.

Avino has also engaged Wardrop Engineering to update the 2006 Tailings Scoping Study where the cost estimates were based on a heap leach operation. The updated study will utilize the continuous vat leach technology (CVL) in the revised cost estimates for comparative purposes. Samples of oxide and sulphide tailings were collected last week to determine if the tailings characteristics would be amenable in a CVL system.

Further to our February 2nd news release announcing the start of Avino’s 2011 drill program, 21 holes have been drilled to date. Samples have been sent to Inspectorate Labs in Durango, Mexico.  Results will be released as they are available.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

ON BEHALF OF THE BOARD

“David Wolfin”
David Wolfin,  President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.